SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description
1.1	Announcement dated September 15, 2009 regarding the Poll Results of the Registrant’s Extraordinary General Meeting held on September 15, 2009.

1.2	Announcement dated September 16, 2009 regarding the Poll Results of the Registrant’s Adjourned Extraordinary General Meeting held on September 16, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ADJOURNMENT OF THE EXTRAORDINARY GENERAL MEETING

AND POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolution proposed at the extraordinary general meeting (the “EGM”) of the Company held on 15 September 2009 in relation to the adjournment as follows:

No. of Votes (Approx. %)
Resolution proposed at the EGM	For	Against
To adjourn the EGM of the Company to 11:00 a.m. on Wednesday, 16 September 2009 at the Grand Ballroom I, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong	3,211,380,071 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

As at the date of the EGM, the number of shares of par value HK$0.25 each of the Company in issue was 4,814,562,875, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any shareholders of the Company to cast votes on the proposed resolution at the EGM.

Computershare Hong Kong Investor Services Limited, the Hong Kong Share Registrar of the Company, acted as scrutineer for the poll at the EGM.

Accordingly, the adjourned EGM will be held at 11:00 a.m. on Wednesday, 16 September 2009 at the Grand Ballroom I, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

The proxy form deposited with the Company for the purposes of the EGM will remain valid for the adjourned EGM to be held on Wednesday, 16 September 2009.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 15 September 2009

1

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

2

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ADJOURNED EXTRAORDINARY GENERAL MEETING

HELD ON 16 SEPTEMBER 2009 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolution proposed at the adjourned extraordinary general meeting (the “EGM”) of the Company held on 16 September 2009 as follows:

No. of Votes (Approx. %)
Resolution proposed at the EGM	For	Against
To approve, ratify and confirm the Agreement dated 12 August 2009 entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. and to authorise the directors to execute all such documents and/or to do all such acts on behalf of the Company in connection with implementation and completion of the Agreement and the transactions contemplated therein	4,155,384,609 (99.994%)	242,850 (0.006%)

The resolution was duly passed as an ordinary resolution.

As at the date of the EGM, the number of shares of par value HK$0.25 each of the Company in issue was 4,814,562,875, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any shareholders of the Company to cast votes on the proposed resolution at the EGM.

Computershare Hong Kong Investor Services Limited, the Hong Kong Share Registrar of the Company, acted as scrutineer for the poll at the EGM.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 16 September 2009

1

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

2